FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of December No. 2 2006

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

On December 21, 2006, Tower Semiconductor announces the Nomination of Dov Moran as its new Chairman of the Board, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date: December 21, 2006                              By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

Tower Semiconductor Announces the Nomination of
Dov Moran as its new Chairman of the Board

                MORAN BRINGS EXTENSIVE EXECUTIVE BACKGROUND FROM
                       THE RECENTLY ACQUIRED MSYSTEMS LTD.

MIGDAL HAEMEK, Israel - December 21, 2006 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced that its board of directors has nominated Dov Moran to serve as the company's new chairman of the board.

Moran is co-founder of msystems Ltd., a leader in flash memory development, which was recently acquired by SanDisk Corporation. Moran was president, CEO and chairman of the board of directors of msystems from 1989 until September 2006. Under Moran's leadership, msystems grew from a company with approximate annual revenues of $16 million in 1998 to $615 million in 2005, and was recently acquired by SanDisk for approximately $1.5 billion.

Udi Hillman, Tower's current chairman, will continue to serve as a member of the board of directors. "I am pleased to welcome Dov as the new chairman of Tower," Hillman said. "Dov is recognized internationally as an innovator and entrepreneur within the technology domain and his vast experience and knowledge in the semiconductor and consumer industries will strengthen our board, as Tower continues to maintain its growth."

"I am very proud and very excited to join Tower's Board," said Moran. "Tower has unique qualities, an amazingly dedicated staff and the potential for a great future. We expect challenges but are ready to face them and I am delighted to be part of a team that will create an outstanding success."

Moran's appointment to serve as chairman of the board of directors and the terms of his agreement with Tower have been approved by Tower's audit committee and the board of directors and are further subject to the approval of the company's shareholders. Under the terms of the agreement entered into with Moran, he will be granted options to purchase shares representing one percent of the company's shares on a fully diluted basis, vesting over a four-year period, and will not be entitled to any cash compensation other than a symbolic amount of $1.00 per year.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process standard and specialized technologies from 1.0 to 0.35 micron and Fab 2 features standard and specialized technologies of 0.18, 0.16 and 0.13-micron. Tower's Web site is located at http://www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Form 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

                                   ----------

Contact:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com


or:

    Shelton Group
    Melissa Conger, (972) 239-5119 ext. 137
    mconger@sheltongroup.com